SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 21, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated August 21, 2008 re:  Director/PDMR Shareholding

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August, 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 53 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mrs. H.A. Weir, under the Lloyds TSB Group Shareplan, as follows:

43 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August, 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 53 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mr. J.E. Daniels, under the Lloyds TSB Group Shareplan, as follows:

43 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August, 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 53 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mr. A.G. Kane, under the Lloyds TSB Group Shareplan, as follows:

43 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August, 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 53 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mrs. A.S. Risley, under the Lloyds TSB Group Shareplan, as follows:

43 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August, 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 52 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mrs. C.F. Sergeant, under the Lloyds TSB Group Shareplan, as follows:

42 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August, 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 53 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mr. G.T. Tate, under the Lloyds TSB Group Shareplan, as follows:

43 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August , 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 53 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mr. T.J.W. Tookey, under the Lloyds TSB Group Shareplan, as follows:

43 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

	Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	21st August , 2008

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 20th August, 2008, 53 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 292.5p per share for Mr. C.M. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:

43 "partnership shares"; and

10 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher

Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     August 21, 2008